February 14, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mary Mast and Angela Connell

Re:	Jazz Pharmaceuticals plc

Form 10-K for the Fiscal Year Ended December 31, 2018

Filed February 26, 2019

Form 8-K dated August 6, 2019

File No. 001-33500

Dear Ms. Mast and Ms. Connell:

Jazz Pharmaceuticals plc (the “Company”) is providing this letter in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated November 5, 2019 (the “Comment Letter”) and as discussed by the Staff with the undersigned and other representatives of the Company in subsequent telephone conversations. For ease of reference, the Staff’s original comment is reproduced below in italicized type followed by the Company’s response.

Form 8-K dated August 6, 2019

Exhibit 99.1

Reconciliations of GAAP Reported to non-GAAP Adjusted Information, page 12

1.

Your adjustment for upfront and milestone payments does not appear to be consistent with Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations (C&DI) as such payments would appear to represent normal, recurring cash operating expenses. Please revise your future filings to remove this adjustment or explain to us why it does not violate the C&DI.

In response to the Staff’s comment and as discussed during subsequent telephone conversations with the Staff, beginning with the Company’s earnings release for the first quarter of 2020, the Company will no longer include adjustments for upfront and milestones payments when presenting its non-GAAP financial measures.

* * * * *

Please do not hesitate to contact me at +353 1 634 7818 if you have any questions or would like additional information regarding this matter.

Sincerely,

/s/ Patricia Carr
Patricia Carr
Vice President, Finance and Principal Accounting Officer
Jazz Pharmaceuticals plc

cc:	Bruce C. Cozadd, Chairman, Chief Executive Officer and Interim Principal Financial Officer

Neena Patil, Senior Vice President and General Counsel

Emer McGrath, KPMG

Chadwick Mills, Cooley LLP